12235 El Camino Real, Suite 200 San Diego, CA 92130-3002 PHONE 858.350.2300 FAX 858.350.2399 www.wsgr.com

July 1, 2015

VIA EDGAR AND COURIER

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3720

Washington, D.C. 20549-6010

Re:	Conkwest, Inc.

Registration Statement on Form S-1

Submitted Confidentially on May 14, 2015

Filed on June 19, 2015 and amended on July 1, 2015

File No. 333-205124

Dear Mr. Spirgel:

This letter responds to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 26, 2015, to Barry J. Simon, President and Chief Operating Officer of Conkwest, Inc. (the “Company”) regarding the comment response letter filed on June 19, 2015 in connection with the Registration Statement on Form S-1, File No. 333-205124 (the “Registration Statement”), filed by the Company on June 19, 2015.

This letter sets forth the comments of the Staff in the comment letter (numbered in accordance with the comment letter) and, following the comment, sets forth the Company’s response. Simultaneously with the filing of this letter, the Company is filing via EDGAR Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment No. 1”), responding to the Staff’s comments and updating the Registration Statement. We are enclosing a copy of the Amendment No. 1, together with a copy that is marked to show the changes from the Registration Statement.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment and will supplementally provide copies of all written communications that the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act. To date, there have been none so presented or distributed. However, the Company will supplementally provide a copy of its corporate presentation slide deck that was displayed visually during certain “testing-the-waters” meetings but was not distributed as a written communication to participants. The Company respectfully requests that the Staff destroy such materials upon completion of its review.

Prospectus Summary, page 1

2. We note your response to comment 2 from our prior letter dated June 10, 2015, specifically your added reference to Dr. Soon-Shiong being “first introduced to us in 2006.” Clarify the significance of this introduction. For example, was there any collaboration between Dr. Soon-Shiong and Dr. Klingemann on the development of the company’s NK cell line?

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2 and 100 to clarify the significance of Dr. Soon-Shiong’s introduction to the Company.

AUSTIN    BEIJING    BRUSSELS    HONG KONG    LOS ANGELES    NEW YORK    PALO ALTO    SAN DIEGO

SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

July 1, 2015

Risk Factors, page 15

3. We note your response to comment 3 from our prior letter. In light of NantCell’s and Sorrento Therapeutic’s involvement in the field of cell-based immunotherapy and the numerous related-party transactions involving Dr. Soon-Shiong, please revise to include a new risk factor discussing potential conflicts of interest from the independent cancer treatment technologies being developed by Dr. Soon-Shiong’s NantWorks’ companies and Dr. Soon-Shiong’s other endeavors.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 26 to address the comment.

Liquidity and Capital Resources, page 79

Recent Equity Transactions, page 79

4. Please expand the disclosure to include the date, number of shares and price per share for the $4.8 million of stock purchased from an employee. If the per share price was in excess of the fair value as disclosed on pages 86, please disclose the amount of the compensation recorded.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 80 to reflect the date, number of shares and price per share. In addition, the Company also respectfully advises the Staff that the shares were repurchased at fair value on the date of purchase. The repurchase price was based upon the per share purchase price of the common stock sold and issued to third parties in arms-length financing transactions that occurred between June 10, 2015 and June 18, 2015.

Stock Compensation, page 84

5. Refer to your discussion of Retroactive Reassessment of Estimated Fair Value of Common Stock on page 89. We note that you issued common stock for $35.54 per share from June 10, 2015 to June 18, 2015. We also note that these issuances occurred after the spin-off of Bank Biologics and Coneksis on June 9, 2015, which reduced your revenue for the period ended March 31, 2015 by 95.8%. In light of these transactions, tell us why you believe the use of the linear extrapolation model was appropriate instead of an enterprise value model or another method that integrates changes in your business over the period from January 2015 to June 2015. We may have further comment based on your response.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, as described in the Registration Statement, the Company and its board of directors utilized a third-party valuation as of January 15, 2015 in setting the fair value of the options granted on January 16, 2015, February 16, 2015 and March 24, 2015. In connection with those grants, the Company and its board of directors determined that no significant internal or external value-generating events took place between January 15, 2015 and March 24, 2015 that would materially impact the fair value of the Company’s common stock. However, given the price at which the Company sold shares in June 2015, which was driven by factors that took place after March 24, 2015 (as described in greater detail below), the Company decided solely for accounting purposes to retrospectively reassess the fair values of the 2015 option grants. In connection with this fair value reassessment solely for accounting purposes, the Company considered several alternatives. The Company chose the linear extrapolation approach and respectfully advises the Staff that it believes this was the most appropriate method to use.

First, as discussed in further detail below in response to comment 12, the Company respectfully advises the Staff that the spinouts of Bank Biologics and Coneksis do not represent a strategic shift that has or will have a material effect on the Company’s future operations and prospects, and they are not factors upon which the investors in the June 2015 private placement placed value in negotiating their purchase price. Thus, the Company believes that the spinout transactions did not result in any meaningful reduction to the Company’s overall valuation.

Second, the Company believes that utilization of the other valuation methodologies, including the enterprise value model, market approach, cost approach and income approach, even though they would have included the spun-out businesses in their valuations, would not have been as appropriate and would have resulted in lower valuations than the linear extrapolation method. The enterprise value model and market approach would not have accurately taken into consideration the Company’s June 2015 financing or the value-creating events that occurred since the March 24, 2015 option grants that led to the private placement pricing. The Company believes this is a major shortcoming that led it to opt instead for the linear extrapolation methodology. For example, on May 1, 2015,

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

July 1, 2015

the Company initiated the IPO process by appointing underwriters and holding an organizational meeting for the IPO with underwriters and other advisors. In addition, following the organizational meeting, the Company conducted “testing-the-waters” meetings with potential investors and received feedback regarding the Company’s potential IPO. In June 2015, the Company conducted its private placement and raised $71.0 million. Finally, in June 2015, the Company entered into agreements with Nantworks and its affiliates to commence the creation of the Company’s planned integrated discovery engine. Because the events that were responsible for the significant increase in value occurred after the March 2015 option grant, the Company respectfully submits to the Staff that applying an enterprise valuation or market approach valuation at January 15, 2015, February 16, 2016 or March 24, 2015 would not have resulted in any significant change to the fair value of the Company’s common stock. The cost approach would not have been as appropriate since the value of the Company’s assets is related to the ability to generate a fair rate of return on invested capital. And the income approach would not have been as appropriate since the uncertainty regarding adequately risk-adjusting prospective cash flows and the potential for high levels of variance in year-over-year operating results makes that approach less reliable at this stage of the Company’s development.

Due to the above listed reasons, the Company respectfully submits to the Staff that it believes the linear extrapolation approach was the most appropriate method to use and that the resulting retrospective charges were also appropriate.

Business, page 92

6. We note your response to comment 5 from our prior letter. Please provide a clear history of the company prior to the arrival of Dr. Soon-Shiong, including a history of the development of its work related to NK cells.

Response: The Company respectfully acknowledges the Staff’s comment and has added the disclosure on pages 2 and 100 to address the comment.

Our Strategy, page 97

7. We note your disclosure on page 73 regarding the spin-out to Bank Biologics of all revenue-earning license agreements that allow third parties to use your cell lines for non-clinical purposes. Please revise to clarify the purpose of that business decision in light of your disclosure on page 98 and elsewhere that your strategy includes pursuing licensing opportunities with pharmaceutical companies. We also note the statement on page 74 under “Revenue” that you expect your revenue from licensing agreements to decrease to a nominal amount as a result of the spin-out.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 74 to address the purpose of the business decision to spin out the revenue-earning license agreements that allow third parties to use the Company’s cell lines for non-clinical purposes. In addition, the Company has revised the disclosure on page 75 to clarify that the Company expects its revenue from non-clinical license agreements to decrease to a nominal amount, but that in the future the Company may receive revenue from license agreements for therapeutic purposes that were not spun out to Bank Biologics. The Company has also revised the disclosure on page 102 and 136 to clarify that the Company is no longer pursuing the non-clinical opportunities and that the strategic opportunities the Company plans to pursue with pharmaceutical companies for commercially approved mAbs and select late-stage mAbs in development would be for therapeutic purposes specifically and not for non-clinical testing purposes.

Financial Statements

Note 5 – Investment in Inex Bio, Inc., page F-16 and Note 17 - Subsequent Events, page F-34

8. Refer to your response to comment 10. Please tell us how you determined that Inex Bio and Conkwest were not under the common control of Dr. Soon-Shiong prior to your acquisition of Inex Bio. Please explain the basis for your conclusion in light of Dr. Soon-Shiong being the sole member of Cambridge, which owned a substantial equity interest in Inex Bio prior to your acquisition of Inex Bio, and also being a majority owner of the Company.

Response: The Company respectfully advises the Staff that neither Dr. Soon-Shiong nor any of his affiliates owned any shares of Inex Bio prior to February 2015. In February and March 2015, an entity affiliated with Dr. Soon-Shiong acquired shares in Inex Bio that resulted in Dr. Soon-Shiong’s majority ownership interest in Inex Bio. Only once Dr. Soon-Shiong’s affiliated entity acquired a

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

July 1, 2015

majority ownership interest in Inex Bio did the Company determine that Inex Bio and the Company were under common control. As noted on pages 75 and F-48, the Company acknowledged at the time of the acquisition of Inex Bio that the Company and Inex Bio were under common control.

9. Refer to your response to comment 11. Please address whether Dr. Soon-Shiong’s role as sole member of Cambridge was considered significant influence over the operations of Inex Bio, which was owned by Cambridge and controlled by Dr. Soon-Shiong. Please also explain the proportion of voting control available to Dr. Soon-Shiong over the public company “other investor” in South Korea. Please tell us how these relationships between Dr. Soon-Shiong, Dr. Simon and Inex Bio impacted your evaluation of the accounting for your investment under the cost method rather than the equity method and how you determined whether you can exert significant influence over Inex Bio given these relationships.

Response: The Company respectfully advises the Staff that there was no relationship between Dr. Soon-Shiong and Inex Bio prior to February 2015 when he commenced acquiring shares in Inex Bio through one of his affiliates. Dr. Soon-Shiong has never owned any shares of the South Korean public company that was the “other investor” in Inex Bio. As Dr. Soon-Shiong or any of his affiliates did not own any shares or have other voting control in or of Inex Bio or the other investor, the Company believes accounting for the investment under the cost method is appropriate through December 31, 2014, as outlined in the Company’s response to comment 11 in the Company’s June 19, 2015 response letter.

10. Refer to your response to comment 12. We note on page 86 that the estimated fair value for financial statement purposes was $18.53 per share in March 2015 and that warrants to purchase 1,729,729 shares of your Class A common stock at a price of $3.70 per share were issued to the sellers. Please provide a detailed analysis of significance that includes the value of all consideration provided to the sellers in the acquisition of Inex Bio using the guidance in Rule 8-04 of Regulation S-X. Please also revise the disclosure to quantify the consideration provided to the sellers, including the value of the warrants.

Response: The Company respectfully advises the Staff that it referenced Rule 8-04 of Regulation S-X to analyze the significance of the acquisition of Inex Bio. The value of the consideration provided to the sellers was as follows:

Consideration (in $000’s)	Inex Bio Holdings	Other Owners	Total
Cash	$6,518	$1,482	$8,000
Warrants	22,748	5,169	27,917
Fair Value of Shares Acquired	(1,100)	N/A	(1,100)

Totals	$28,166	$6,651	$34,817

The Company valued the warrants using the Black-Scholes option-pricing model with a stock price of $19.84 as of March 30, 2015, an expected term of 0.04 years, and a volatility of 80%. This stock price on March 30, 2015 was derived from the linear extrapolation model, which is described in the Company’s response to comment 5 above. For the investment test, the Company considered section 2015.7 of the Staff’s Financial Reporting Manual due to the fact that the Company and Inex Bio were under common control at the time of the transaction. The net book value of Inex Bio was $1.3 million compared to total assets of the Company of $52.1 million as of the acquisition date, which resulted in a significance of 2%. The number of shares Inex Bio exchanged of 270,000 compared to the Company’s outstanding shares of 33,089,891 resulted in a significance of less than 1%. The Company has revised its disclosure on page F-48 to quantify the consideration provided to the third-party sellers, including the value of the warrants. The results of the total assets test and the pre-tax income test remain unchanged from the Company’s response to the Staff’s previous comment 12 on June 19, 2015. For the total assets test, Inex Bio had assets of $1.0 million as compared to total assets of the Company of $60.8 million as of December 31, 2014, which results in significance of 2%. For the pre-tax income test, Inex Bio had a pre-tax operating loss of less than $0.1 million as compared to the Company’s pre-tax operating loss of $6.2 million for the year ending December 31, 2014, which results in significance of 1%.

11. Please also tell us how you determined the fair value of the Inex Bio acquisition, including whether there was a compensatory portion of the consideration for Dr. Soon-Shiong.

Response: The Company respectfully advises the Staff that it determined the fair value of the consideration provided to sellers under ASC Topic 718, that is, fair value measured on the grant date. Since the Company’s chief executive officer and one of the

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

July 1, 2015

Company’s directors together owned Inex Bio Holdings, in response to the Staff’s comment, the Company determined that it should record compensation expense for the portion of the cash and warrants issued to Inex Bio Holdings that exceed the fair value of the shares acquired consistent with the guidance in ASC paragraph 718-10-15-4 and Staff Accounting Bulletin 5.T. Therefore, as of March 30, 2015, the Company recorded an additional $28.2 million in compensation expense as a result of its acquisition of Inex Bio, consisting of $5.4 million of cash compensation expense and $22.8 million of stock-based compensation expense. The Company advises the Staff that in Amendment No. 1 it has restated its March 31, 2015 financial statements to reflect its revised accounting for the acquisition of Inex Bio, Inc.

12. Refer to your disclosure of the Spinout of Bank Biologics and Coneksis on page F-34. We note that you have spun-out the non-clinical laboratory testing and veterinary oncology operations. We note on page F-35 that you are able to quantify the revenues and expenses for these businesses and that the royalties to be received are only low single-digit percentages. Please tell us why you believe that these businesses are not separate components and should not be accounted for as discontinued operations pursuant to ASC 205-20-45-1B.

Response: The Company respectfully advises the Staff that the spinouts of Bank Biologics and Coneksis do not represent a strategic shift that has or will have a major effect on the Company’s financial condition or results of operations as contemplated by ASC paragraph 205-20-45-1B. The use of the Company’s cell lines and intellectual property for non-clinical laboratory testing was not a major focus, nor was it anticipated to be a major source of value-generation for the Company’s valuation from investors purchasing the Company’s equity. The Company has generated minimal revenue from all sources to date and expects to generate minimal revenue until it is able to market its product candidates or license its product candidates for therapeutic use. In addition, the Company has generated minimal revenue from its license with Fox Chase Cancer Center to date and is expected to generate minimal revenue from this license in the future. As an example, the net income from the Company’s non-clinical licenses for fiscal year-end 2014 was $399,000 and the Company’s net loss was $6.2 million. The Company expects that its net income from non-clinical licenses would not increase going forward due to the Company’s focus on therapeutic product candidates and that the Company’s net losses will increase substantially as the Company continues this focus. Therefore, the revenue that will be eliminated as a result of the spinout of Bank Biologics is inconsequential to the Company’s net loss, and the spinout will not have a major effect on the Company’s research and development and general and administrative expenses (the major expenses the Company incurs annually). Consequently, licensing the Company’s cell lines and intellectual property for non-clinical laboratory testing to Bank Biologics is not a strategic shift that has or will have a major effect on the Company’s financial condition or results of operations.

Similarly, the spinout of the Company’s business related to veterinary oncology is not a strategic shift that has or will have a major effect on the Company’s operations or financial results. The Company did not focus its efforts on veterinary oncology although it had the right to do so under its license with Fox Chase Cancer Center. The Company generated no revenue and minimal expenses to date on veterinary oncology. Therefore, the spin-out of the business associated with veterinary oncology to Coneksis is not a strategic shift that has or will have a major effect on the Company’s operations or financial results.

13. Please also revise your description of business and revenue recognition accounting policies to reflect your decision to exit these businesses or tell us why you believe such a revision is not necessary.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not believe such a revision is necessary at this time because the description of business and revenue recognition accounting policies relate to the quarterly period during which these businesses had not yet been spun out. The Company advises the Staff that it intends to update the description of its business and revenue recognition accounting policies in future filings when appropriate.

Note 10 – Commitments and Contingencies, page F-20

14. Refer to the disclosure of the Rush University Medical Center License Agreement on page F-23. Please expand the disclosure to clarify whether the payment of the minimum annual royalty of $25 in 2004 is considered the first payment of royalties under the 12 year agreement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 145, F-23 and F-53 to address the comment.

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

July 1, 2015

15. Refer to your response to comment 16. We note that you believe that the lack of a consistent policy regarding the scope of claims allowable in patents in the field of immunotherapy has emerged in the United States and third parties may have blocking patents that could be used to prevent us from commercializing our patented product candidates and practicing our proprietary technology would not be considered a material loss contingency. Please provide disclosure of these risks and uncertainties pursuant to ASC 275-10-50-1.

Response: The Company respectfully acknowledges the Staff’s comment and Company has added a Risks and Uncertainties section on pages F-8 and F-44 to include disclosure of the risks and uncertainties pursuant to ASC 275-10-50-1.

Financial Statements – March 31, 2015

Note 8 – Stock Based Compensation, page F-52

16. Please revise to include all disclosures required pursuant to ASC 718-10-50 and ASC 270-10-S99-1(a)(5), including the fair value of the options granted and warrants issued to an officer.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-55 of the Registration Statement.

17. Please provide us with a detailed analysis of the compensation expense for the period ended March 31, 2015 that shows the amounts attributed to each of the equity grants on page 86 and also integrates the estimated fair values of common stock disclosed in the table.

Response: The Company respectfully acknowledges the Staff’s comment. The following table illustrates the compensation expense for the period ended March 31, 2015 by grant date:

Grant Date	Number of Shares Subject to Options Granted	Exercise Price Per Share	Estimated Fair Value of Common Stock per Share at Date of Grant	Compensation Expense for Three Months Ended March 31, 2015
March 17, 2014	1,450,000	$0.40	$0.40	$414
November 24, 2014	720,000	0.78	0.78	$177
December 10, 2014	630,000	3.25	3.25	$286
December 18, 2014	425,000	3.25	3.25	$117
January 16, 2015	200,000	3.70	3.92	$54
February 16, 2015	1,100,000	3.70	10.68	$650
March 24, 2015	1,000,000	4.07	18.53	$78

Total compensation expense for three months ended March 31, 2015				$1,776

Note 9 – Fair Value Measurement, page F-53

18. Please expand the disclosure on page F-54 to include the amount of the marketability discount as of March 31, 2015 and 2014.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-58 to address the comment.

* * *

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (858) 350-2308.

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

July 1, 2015

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Martin J. Waters

Martin J. Waters

cc:	Patrick Soon-Shiong, Conkwest, Inc.

Barry J. Simon, Conkwest, Inc.

Daniel R. Koeppen, Wilson Sonsini Goodrich & Rosati, P.C.

Sean M. Clayton, Cooley LLP

Charles S. Kim, Cooley LLP